SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EXTRAORDINARY MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS summoned Shareholders to an Extraordinary General Meeting held on May 22, 2006, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated upon and approved the following agenda item:

I.
In view of the occurrence of a subsequent event in the form of the CVM’s (Brazilian Securities and Exchange Commission) opinion contained in the extract of the Meeting of the CVM’s Board of Commissioners minutes 19/06, and notified to Petrobras by OFÍCIO/CVM/SEP/GEA-2/208/2006 dated May 19 2006 in reply to the Consultation made by PETROBRAS and PETROQUISA – CVM Process RJ/2006/3160, refusing authorization of the exchange ratio that would be effective in the event of using the book value for the purposes of the operation for incorporating shares of the subsidiary, Petrobras Química S.A.

– PETROQUISA, pursuant to article 264 of Law 6.404/76, the proposal made by the President of the Meeting to suspend this EGM for ten days was approved by the majority of the shareholders in accordance with the vote of the Federal Government representative in order that (1) the complete terms of the above mentioned decision could be examined; (2) the CVM’s decision could be submitted to the management bodies and, if necessary, the Fiscal Council, obtaining from these same bodies, opinions on the new conditions for the operation for incorporating the shares of PETROQUISA by PETROBRAS; and (3) this General Meeting may be resumed on June 1 2006 at 3:00 p.m.

Rio de Janeiro, May 22, 2006.

Almir Guilherme Barbassa
CFO and Investor Relations Director of Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.